Exhibit 8

List of Subsidiaries of the Company

CYREN Inc., a Delaware corporation, a wholly owned subsidiary of the Company, with offices in California, Virginia and Florida.

CYREN GmbH, a German company, a wholly owned subsidiary of the Company, with offices in Berlin, Germany.

CYREN Iceland hf, an Iceland company, a wholly owned subsidiary of the Company, with offices in Reykjavik, Iceland.